

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2014

Via E-mail
Christopher H. Volk
President and Chief Executive Officer
STORE Capital Corporation
8501 East Princess Drive, Suite 190
Scottsdale, Arizona 85255

> **Re:     STORE Capital Corporation**
> **Draft Registration Statement on Form S-11**
> **Submitted February 13, 2014**
> **CIK No. 0001538990**

Dear Mr. Volk:

We have reviewed your draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.     Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.     Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3.      We note your statements on page 5 that, since 1980, your senior leadership team has successfully originated and invested more than $11 billion in store properties and prior investments of your senior leadership team have represented $6 billion in investor distributions.  We also note that you do not appear to have identified uses for the proceeds of this offering.  Please provide us a detailed analysis explaining why you believe the disclosures that would be required under Industry Guide 5 are not applicable to this offering.  See Securities Act Release 33-6900.

4.      Please amend to provide updated financial statements and corresponding financial information.  Refer to Rule 3-12 of Regulation S-X.

5.      We note your significant acquisition activity in the periods presented as well as after the most recently completed fiscal year.  Please provide us with your complete analysis of any financial statement requirements related to these acquisitions.

Cover

6.      Please revise your disclosure to provide the name of the lead or managing underwriter and to provide a brief description of the nature of the underwriting arrangements.  To the extent applicable, also revise your disclosure in the underwriting section to identify each underwriter which has a material relationship with you and state the nature of the relationship.  Please refer to Item 501(b)(8) of Regulation S-K.

Statement Regarding Industry and Market Data, page ii

7.      We note your statements on page ii that "there can be no assurance as to the accuracy or completeness of such information" and "investors should not place significant reliance on such data and information."  Please note that is not appropriate to disclaim information in the prospectus.  Please revise accordingly.

8.      Please provide us with support for those quantitative and qualitative business and industry data used throughout the prospectus. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

Prospectus Summary, page 1

9.      We note your statement on page 1 that, since your founding, you have realized average initial lease and loan rates measurably higher than those in the broad broker, or auction,

marketplace and your reference to the table. Please revise to more fully explain what the table represents, including how you determined such leases and loans are comparable.

10. You state on page 4 that you are one of the few REITs to have an A-rated borrowing capacity from Standard & Poor's Ratings Services for structured finance products. In order to better understand the context of this statement, please tell us how many REITs have ratings for structured finance products, including how many REITs have A-rated borrowing capacity.

11. Please revise to more specifically describe your STORE Master Funding program, including briefly clarifying any restrictions on your ability to substitute assets, sell underperforming assets and reinvest proceeds. In addition, please clarify whether you are obligated to make interest or principal advancements on the notes issued pursuant to the STORE Master Funding program regardless of whether you receive revenues pursuant to the leases.

12. We note your disclosure on page 5 regarding your senior leadership team. Please revise to provide a more complete discussion of their relevant performance. Please balance this disclosure with a discussion of any major adverse business developments.

Our Structure, page 8

13. Please revise to identify the certain officers and directors as well as certain investment funds managed by Oaktree Capital Management or advise. In addition, please clarify, in the table or elsewhere as appropriate, whether you hold any assets outside of the bankruptcy remote special purpose entities.

Summary Risk Factors, page 10

14. Please revise to quantify the significant portion of your assets that have been pledged to secure the long-term borrowings of your subsidiaries.

Summary Consolidated Financial Data, page 12

15. We note the disclosure of your Total investment portfolio as of each balance sheet date presented. It appears that you have excluded accumulated depreciation and amortization from this amount. Please revise to include the Net investments line item from your balance sheet, or include a footnote to the table to explain how the Total investment portfolio amounts tie to your balance sheets.

Some of our customers have limited operating histories, page 20

16. If material to your results of operations, please revise your disclosure where applicable to disclose the anticipated completion date and scope of the construction projects, the costs

incurred to date and the budgeted costs. For completed developments or constructions, please disclose costs per square foot. Please clarify whether leasing costs are included.

Use of Proceeds, page 36

17.     Please clarify herein and elsewhere throughout your prospectus that, if applicable, you anticipate using the proceeds from your initial public offering to repay your existing outstanding debt and/or redeem your outstanding preferred stock. We note references to the use of proceeds for such purposes on pages 30 and 38, respectively. Additionally, your revised disclosure should include the amount of proceeds that will be used for such purposes, if applicable.

Distribution Policy, page 37

18.     We note you intend to pay an initial distribution and estimate an initial annual distribution rate based on a currently undisclosed percentage of cash available for distribution for the twelve months ended December 31, 2014. Please amend your prospectus to include the table illustrating the calculation of your cash available for distribution. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

19.     Please expand your disclosure to discuss current trends relating to yields available on triple net leases for the property type that you target.

20.     To the extent you have significant leasing activities in the reporting period, please revise your disclosure to provide your leasing results, including balancing disclosure regarding tenant improvement costs and leasing commissions for both new leases and for renewals or advise.

Liquidity and Capital Resources, page 45

21.     We note your disclosures regarding the non-recourse net-lease mortgage notes. Please expand your disclosure to further address the following:

    a.  Discuss the basis for the amount of collateral maintained in the consolidated special purpose entities; clarify if there is a required amount and discuss your intentions regarding overcollateralization; and

    b.  Disclose whether you have voluntarily elected or otherwise been required to substitute collateral in the collateral pool, and the basis for such substitutions, if any. Also, elaborate on the prescribed conditions and criteria you are required to meet in order to substitute collateral; and

c. Please discuss in further detail how the contribution of new collateral to the collateral pool for the issuance of additional series of notes will benefit noteholders that have invested in prior series. Clarify the expected impact of adding a new series.

Results of Operations, page 52

22. Please revise to discuss the relative impact on period to period changes of same store and non-same store performance, including the relative impact of occupancy and rent rate changes for your same store pool or advise.

Our Business, page 60

23. Please revise to provide the occupancy rate for your real estate investment portfolio or advise.

Lease Expirations, page 72

24. Please revise the table to provide the total area in square feet covered by the expiring leases or advise.

Management, page 86

25. Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as a director in light your business and structure. Refer to Item 401(e) of Regulation S-K.

Notes to Condensed Consolidated Financial Statements, page F-6

2. Summary of Significant Accounting Policies, page F-6

Basis of Accounting and Principles of Consolidation, page F-6

26. Please expand your disclosure to specifically discuss your basis for consolidation of the special purpose entities and cite the guidance you relied upon. Also, to the extent applicable, please tell us how you have complied with ASC 810-10-45-25.

4. Debt, page F-17

Credit Facilities, page F-17

27. We note that at September 30, 2013 you have $34.0 million outstanding under your three-year secured credit facility, with approximately $28.5 million of borrowing capacity available based on the borrowing base of approximately $125 million. Please reconcile

for us the difference between the total borrowing capacity less amount outstanding to the available borrowing capacity, and revise this disclosure for all periods presented to clarify.

<u>Exhibit Index</u>

28.    We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

29.    We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please be advised that to the extent you are unable to file final and executed form as exhibits, they may not be subsequently incorporated by reference.

<u>General</u>

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc:    Brian V. Caid
       Kutak Rock LLP